UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 23, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Updates to Minor Assets Acquired – March 23, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
S37	Los Angeles, CA	Single-family home	02/21/2018	$427,392
317	Los Angeles, CA	Single-family home	02/21/2018	$534,513

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – S37 - Controlled Subsidiary

On February 21, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – S37 - Controlled Subsidiary”), for an initial purchase price of $427,392 which is the initial stated value of our equity interest in the Fundrise eFUND – S37 - Controlled Subsidiary (the “S37 Investment”). The Fundrise eFUND – S37 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one-bathroom, 872 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “S37 Property”). The closing of both the S37 Investment and the S37 Property occurred concurrently.

The Fundrise eFUND - S37 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the S37 Investment (the “S37 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - S37 - Controlled Subsidiary, including the S37 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the S37 Investment, paid directly by the Fundrise eFUND - S37 - Controlled Subsidiary.

In addition to the purchase price of $427,392 we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the S37 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The S37 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 317- Controlled Subsidiary

On February 21, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 317 - Controlled Subsidiary”), for an initial purchase price of $534,513 which is the initial stated value of our equity interest in the Fundrise eFUND – 317 - Controlled Subsidiary (the “317 Investment”). The Fundrise eFUND – 317 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,400 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “317 Property”). The closing of both the 317 Investment and the 317 Property occurred concurrently.

The Fundrise eFUND - 317 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 317 Investment (the “317 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 317 - Controlled Subsidiary, including the 317 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 317 Investment, paid directly by the Fundrise eFUND - 317 - Controlled Subsidiary.

In addition to the purchase price of $534,513 we anticipate additional hard costs of approximately $3,500 for the planned renovation intended to make the 317 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The 317 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 29, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      March 23, 2018